EXHIBIT 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

TITLE	2004	2005	2006	2007	2008
A) Earnings (loss) before income taxes, minority interest, extraordinary items and accounting changes	$376.0	$286.0	$3,188.0	$1,654.0	$(1,153.0	)(1)
B) Minority interest expense, net of taxes	(24.0)	(9.0)	(17.0)	(24.0)	(3.0)
C) Fixed charges excluding capitalized interest	859.7	752.0	724.5	552.8	648.2
D) Amortization of previously capitalized interest	40.3	39.2	34.8	27.2	30.0
E) Equity in undistributed earnings of affiliates	(13.4)	9.7	(5.8)	(10.7)	–	(1)
F) Distributed income of equity investees	—	—	—	—	73.0
G) Earnings (loss) before income taxes, extraordinary items, accounting changes and fixed charges	$1,238.6	$1,077.9	$3,924.5	$2,199.3	$(404.8)
Fixed Charges
H) Interest and amortization of debt expense	$780.3	$680.8	$651.4	$487.0	$572.5
I) Interest factor attributable to rentals	63.9	61.2	60.2	55.4	65.8
J) Preferred dividends of subsidiaries	15.5	10.0	12.9	10.4	9.9
K) Capitalized interest	9.7	13.7	20.7	29.9	27.5
L) Total fixed charges	$869.4	$765.7	$745.2	$582.7	$675.7
M) Ratio of earnings to fixed charges	1.42	1.41	5.27	3.77
N) Deficiency in earnings necessary to cover fixed charges					$(1,080.5)

(1)	Beginning in 2008, earnings from continuing operations are reported before equity earnings. Therefore, equity earnings will no longer be adjusted out of the total in line E.

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.